UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The India Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

454089103
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,783,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,783,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,783,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,783,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).             Name of Issuer:

The India Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The India Fund, Inc.
c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

Item 2.                  Identity and Background.

(a). This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b). The business address and principal executive offices of CLIG are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, Emerging Markets Country Fund (“GBL”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“INV”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, International Equity CEF Fund (“PHX”), a private investment fund organized as a Delaware business trust, Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”). BMI, EWF, FREE, FRONT, GBL, INV, PLUS, PHX, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                  Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,783,269 Shares beneficially owned by the Reporting Persons was $80,515,774, inclusive of brokerage commissions. The aggregate purchase price of the 362,582 Shares owned directly by BMI was $7,802,488, inclusive of brokerage commissions. The aggregate purchase price of the 149,975 Shares owned directly by EWF was $3,328,547, inclusive of brokerage commissions. The aggregate purchase price of the 404,798 Shares owned directly by FREE was $8,630,174, inclusive of brokerage commissions. The aggregate purchase price of the 1,016,665 Shares owned directly by GBL was $21,821,079, inclusive of brokerage commissions.  The aggregate purchase price of the 856,344 Shares owned directly by INV was $17,976,362, inclusive of brokerage commissions. The aggregate purchase price of the 31,835 Shares owned directly by PLUS was $678,331, inclusive of brokerage commissions.  The aggregate purchase price of the 961,070 Shares owned directly by the Segregated Accounts was $20,278,791, inclusive of brokerage commissions.

Item 4.                  Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                  Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,783,269 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 10.0% of the 37.758 million Shares outstanding as of July 31, 2013*, as reported by the Fund. As of the date hereof, BMI, EWF, FREE, GBL, INV, PLUS and the Segregated Accounts owned directly 362,582; 149,975; 404,798; 1,016,665; 856,344; and 31,835 Shares, respectively, representing approximately 0.96%, 0.40%, 1.07%, 2.69%, 2.27%, and 0.08%, respectively, of the 37.758 million Shares outstanding as of July 31, 2013*.

*The shares outstanding as at July 31, 2013 (37,758,674 shares) has been calculated by taking the last published shares outstanding as at June 30, 2013 (37,965,730 shares) and subtracting the shares repurchased (207,056 shares) in July 2013, as reported by Aberdeen Asset Management Inc.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
GBL	BUY	7/5/2013	32,900	19.02
GBL	BUY	7/10/2013	6,299	19.20
GBL	BUY	7/12/2013	22,370	20.03
GBL	BUY	7/16/2013	7,000	20.14
GBL	BUY	7/17/2013	31,606	20.37
GBL	BUY	7/19/2013	16,206	20.54
GBL	BUY	7/22/2013	5,301	20.58
GBL	BUY	7/23/2013	88,874	20.73
GBL	BUY	7/24/2013	49,129	20.55
GBL	BUY	7/25/2013	3,607	20.50
GBL	BUY	7/31/2013	6,955	19.67
GBL	BUY	8/5/2013	29,055	19.65
EWF	SELL	8/22/2013	(18,000)	17.96
Seg. Acct.	SELL	8/22/2013	(9,045)	17.96
Seg. Acct.	SELL	8/22/2013	(5,300)	17.96
GBL	BUY	8/29/2013	27,357	17.13
Seg. Acct.	BUY	8/30/2013	11,700	17.24
EWF	SELL	9/3/2013	(40,000)	17.07
Seg. Acct.	SELL	9/3/2013	(3,000)	17.07
Seg. Acct.	SELL	9/3/2013	(7,000)	17.07

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                  Materials to be Filed as Exhibits

See Letter dated September 4, 2013, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 4, 2013

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

 / s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Allan Bufferd	Non-Executive Director
Rian Dartnell	Non-Executive Director
Barry Aling	Non-Executive Director
Carlos Yuste	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Thomas Griffith	Executive Director
Carlos Yuste	Executive Director

Exhibit A

September 4, 2013

Mr. Jeswald W. Salacuse, Chairman
The India Fund, Inc.
c/o Aberdeen Asset Management Inc.
1735 Market Street
32nd Floor
Philadelphia, PA  19103

Dear Mr. Salacuse,

City of London Investment Management Company Limited (“City of London”) is a long-term investor in emerging markets closed-end funds and first became a shareholder in The India Fund, Inc. (“the Fund”) more than a decade ago.  As of our most recent regulatory disclosure, City of London, on behalf of its clients, held 3,797,502 shares, representing 10.00% of the Fund’s outstanding shares.  We are writing in response to the announcement on August 23, 2013, of another 5% semi-annual repurchase offer in the context of your letter to us dated August 12, 2013.

Looking back at the history of this Fund, we can say without hesitation that we are unimpressed by the Board’s performance.  In our last letter, we began by contending that a CEF’s discount reflects the level of demand for the product in the marketplace.  Our reading of your response suggests that you reject that fundamental concept.  We would respectfully observe that the Board’s view of the way a CEF should be managed as a business is fundamentally flawed, and that the results the Board has delivered are evidence of that contention.

Considering both the history of the Fund and the current situation, we see no justification for the The India Fund, Inc.’s continued existence as a closed-end fund.  An open-end mutual fund is forced to respond immediately to an investor’s wish to buy or sell shares, providing shareholders with the opportunity to exit at NAV.  The closed-end fund structure is not meant to be unresponsive to investors, but instead the ‘long-term’ interests of CEF shareholders are meant to be protected from (disruptive) ‘immediate’ buy/sell requests.

A ‘long-term’ CEF investor, however, is not a ‘perpetual’ CEF investor, the distinction being that long-term investors will eventually have a reason to sell shares, at which time the Fund’s discount becomes very material.  Both we and you have seen a significant premium in IFN disappear on the back of significant rights issues in 2005, 2006 and 2009.  Now you are arguing that the other side of the equation, a wide and persistent discount, could not be reduced or eliminated by an enlarged Tender. Really?!

You are absolutely right that inaction from you and other peers, otherwise known as everyone either doing nothing, pointing a figure at everyone else, putting their heads in the sand, or just creating a diversion, will achieve nothing.  The bottom line is that this inactivity benefits no one apart from the Manager who continues to receive fees based upon the value of the (inflated) net asset value rather than the (deflated) market capitalization.

You have been on the Board of this Fund since 1993 and Chairman since 2005. You have overseen two rights issues as Chairman and one as a Board member.  During this time the Fund’s capital has increased in size from 34,000,000 to 37,700,000 shares. For us as investors in CEFs, it is a pity that you cannot be held accountable for your oversight.  Unfortunately, because of the way that corporate governance works in the US, we cannot vote against you when coming up for reelection, much in the same way as IFN Shareholders could not vote against the three rights issues that this Fund has launched.

Your letter’s focus on the expense ratio demonstrates either a lack of understanding or a view that investors are easily diverted away from reality or the truth.  The 2012 IFN all-in expense ratio was 1.16%, and annually the Manager receives 1.10% of the first $500 million and 0.90% of the next $500 million (we did see the footnotes related to temporary partial fee waivers).  Meanwhile, shareholders have lost 1,000 basis points and more as a result of discount widening from time of the rights offerings!  Would shareholders have been willing to bear another 10 bps of expense ratio in order to realize 1,000 bps of otherwise lost price performance in the form of a larger tender?  In order for the Fund to succeed, the Board must manage it as a business entity rather than simply ‘going along for a ride’ that is organized by an investment management company.

IFN is now an example of a Fund that is ‘deaf’ with respect to its shareholders.  How else could the discount be allowed to be wide for so long without a significant response? The discount is seemingly deemed by the Board to be a fact of life in IFN.  The only logical conclusion is that the Board should provide shareholders with the opportunity to vote to open-end the fund, after which shareholders could choose to remain invested or to exit at NAV.  Please note that for our part we are considering our next course of action.

Sincerely yours,

Jeremy Bannister

Cc:           Alan Goodson, President, The India Fund, Inc.